November 11, 2009

Securities and Exchange Commission
Attention:  Mr. Daniel Morris, Special Counsel
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
VIA EDGAR

Re:	Graco Inc. — SEC File No. 001-09249
Form 10-K for the fiscal year ended December 26, 2008
Filed February 17, 2009

Dear Mr. Morris:

This letter contains responses of Graco Inc. (the “Company”) to the Staff’s comment letter dated October 30, 2009.  The Staff’s comments have been reproduced here in italics and the Company’s responses are detailed under each comment.

Item 1A. Risk Factors, page 8

1.
We note that you have disclosed a total of six risk factors on pages 8 and 9 and have not added any risk factors in your subsequent Form 10-Q filings.  Please consider whether it would be appropriate to disclose, without limitation, material risks, if any, relating to reduced revenues and earnings in recent quarters, changes in the competitive environment owing to the present economic climate, your reliance on new product offerings and/or your adoption of a poison pill plan.  Refer to Item 503(c) of Regulation S-K.

Response:

We believe that the risk factors identified in our Form 10-K identify all the material risks to our business.  As the comment notes, the present economic climate has impacted our revenues and earnings.  We believe that the first risk factor disclosed in Item 1A, titled “Economic Environment – Demand for our products depends on the level of commercial and industrial activity worldwide”, identified the risks that we, in fact, experienced over the last year and a half.   With respect to a potential risk regarding changes in the competitive environment suggested by the comment, we believe that the current economic conditions have affected our competitors in a manner similar to us and thus there has not been any change in our position relative to our competitors.  While new product development is a core strategy of ours, we do not believe it is a risk to our business in that we are not dependent on any one new development.  Finally, while it is true that we have, for several years, had a poison pill in place, we do not believe that the existence of the poison pill creates a material risk to our business performance or stock price.  Our Company’s disclosure committee reviews our risk factors quarterly and we will include any updates or additions to our risk factors in future filings as appropriate.

Item 11. Executive Compensation, page 49

2.
We note from your disclosure under “Benchmarking” that you have incorporated by reference from page 12 of your proxy statement that you target base salaries for your named executive officers at the median of peer companies with similar sales volume.  In future filings, as applicable, please include a brief analysis of where actual base salaries fall within the targeted range.  If any of your named executive officers are compensated at levels that are materially different from the targeted levels of base salary, please also provide discussions and analysis as to why.  Also, to the extent that you set targets for total compensation, annual incentives and/or long-term incentives based on peer company data, please include similar analysis in your future filings as applicable.

Response:

As disclosed in the Benchmarking section of our proxy statement, we have principally relied upon a survey compiled by Hewitt that is based exclusively on U.S. manufacturing companies with similar sales volume.  The Peer Group Survey is used as a general reference to ensure that our compensation practices are in alignment with views on competitive pay for named executive officers in our industry.  In future filings, as applicable, we will include a brief analysis of where actual base salaries fall within the targeted range of the manufacturing company survey used by the Committee.  If any named executive officer is compensated at levels materially different from the targeted level of base salary, we will also provide discussion and analysis as to why.  To the extent we set targets for total compensation, annual incentives and/or long-term incentives based on other survey data, we will include a similar analysis.

3.
We note from your disclosure under “Annual Cash Incentive” on page 15 that you have an Executive Officer Annual Incentive Bonus Plan that is distinct from your Executive Officer Bonus Plan.  Please confirm that you will disclose in future filings why you have two annual cash incentive plans and explain the differences between such plans, including, as applicable, the financial measures used to assess each executive officer, the payout targets established, and the amounts paid to executives under these plans.

Response:

As described on page 15, our Executive Officer Annual Incentive Bonus Plan meets the requirements under Section 162(m) of the Internal Revenue Code so that payments made under the plan qualify for the performance-based compensation exemption from the limits on deductibility under Section 162(m).  In contrast, our Executive Officer Bonus Plan does not meet all such requirements, such as the requirement that the plan be approved by shareholders, and is used to make payments to individuals who are not subject to Section 162(m) or whose compensation is below the deductibility limit under Section 162(m). Our executives are not paid simultaneously under both plans.  In future filings, we will further clarify any differences between these plans.

4.
We note from your Summary Compensation Table on page 19 that three of your five named executive officers received stock awards in 2008.  In future filings, as applicable, please disclose why you made these grants, describe how you determined the grant amounts, and explain the reasons for any variances between grants paid to the various officers.

Response:

The amounts shown under the “Stock Awards” column of the Summary Compensation Table for 2008 on page 19 reports the expense recognized in fiscal 2008 for restricted stock awards actually granted in December 2007.  There were no restricted stock awards in 2008.  Disclosure related to the 2007 restricted stock awards was set forth in the “Stock-based Awards” section of the 2009 proxy statement on page 16.  In that section, we disclosed the reasons for these grants, how the grant amounts were determined and why there were variances between the grants made to different executive officers.  In future filings, we will continue to disclose similar information for any stock awards.

Form 10-K for the period ending December 26, 2009

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

B. Segment Information

5.
Disclosure of long-lived assets by geographic area should present tangible assets only and should not include intangibles or investments.  Please revise your disclosures in future filings to comply with paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

Response:

In future filings, we will not include intangibles or investments in our disclosure of long-lived assets by geographic area.

J. Retirement Benefits

6.
We see that you recognized a net loss on pension benefits during the period of $102.8 million in other comprehensive (income) loss in 2008.  Please tell us more about what the loss represents, why it occurred as well as the authoritative accounting literature that you relied on to determine your accounting and presentation for it.

Response:

As defined by FASB Accounting Standards Codification (ASC) topic 715-30-35-18, the net loss represents changes in the value of either the projected benefit obligation or the plan assets resulting from experience different from that assumed or from a change in an actuarial assumption. In 2008, the loss resulted mainly from a decrease in the market value of pension assets.  The loss is included in other comprehensive income in accordance with FASB ASC topic 715-30-35-21 and disclosed in accordance with FASB ASC topic 715-20-50-1(i).

Item 9A. Controls and Procedures

7.
We note the language added after the word effective in management’s conclusion regarding the effectiveness of your disclosure controls and procedures.  The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response:

Beginning with the 2009 Form 10-K, our future filings will remove the language after the word “effective.”

Forms 10-Q for the periods ended March 27, 2009, June 26, 2009 and September 25, 2009

Signatures

8.
We note that your Form 10-Q for the period ended September 25, 2009 is not appropriately dated.  Please file an appropriately signed and currently dated amendment to the Form 10-Q for the period ended September 25, 2009.  Please consider this comment together with comment 9 below.

Response:

The original Form 10-Q for the period ended September 25, 2009, was appropriately signed and currently dated and is available at our offices in Minnesota.  Certain dates and signatures were unintentionally omitted from the EDGAR version of this Form 10-Q.  We will file an appropriately signed and dated amendment to the Form 10-Q for the period ended September 25, 2009.

Certifications, Exhibit 31 and 32

9.
We note that your certifications filed pursuant to Section 302 and 906 of the Sarbanes-Oxley Act of 2002 are not appropriately dated and in certain periods are not appropriately signed.  Please file an amendment to each of your Forms 10-Q for the periods ended March 27, 2009, June 26, 2009 and September 25, 2009 to include certifications that are appropriately signed and currently dated by your Chief Executive Officer and Chief Financial Officer.  Your amendments must each include the entire periodic report as well as currently dated and signed 906 and 302 certifications.

Response:

The original certifications for the Forms 10-Q for periods ended March 27, 2009, June 26, 2009 and September 25, 2009 were appropriately dated and appropriately signed and are available at our offices in Minnesota.  Certain dates and signatures were unintentionally omitted from the EDGAR version of these certifications.  We will file an amendment to each of our Forms 10-Q for the periods ended March 27, 2009, June 26, 2009 and September 25, 2009, to include certifications that are appropriately signed and dated by our Chief Executive Officer and Chief Financial Officer.  Our amendments will include the entire periodic report as well as appropriately dated and signed 906 and 302 certifications.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please don’t hesitate to contact me at 612-623-6635 or Caroline Chambers, Corporate Controller, at 612-623-6694.

Sincerely,

GRACO INC.

/s/James A. Graner
James A. Graner
Chief Financial Officer and Treasurer

cc:	Brian Mallaro, Deloitte & Touche Julie Sherman, SEC Staff Accountant Jay Webb, SEC Reviewing Accountant Jeff Jaramillo, SEC Accounting Branch Chief Joseph McCann, SEC Staff Attorney